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MAR 02 2021

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PART III

SEC FILE NUMBER
8-68140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Marriott Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1051 East Cary Street, Suite 1125

(No. and Street)

23219

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Marriott   (804) 344-0952

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook, LLP

(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102	**Richmond**	**Virginia**	**23226**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Justin Marriott _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Marriott Securities, LLC _____ , as

of December 31 _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

NATALIE S FORSSENIUS
Notary Public
Commonwealth of Virginia
Registration No. 7072774
My Commission Expires Aug 31, 2021

_____
Signature

_____
Title Managing Director

_____
Notary Public 2/25/2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marriott Securities, LLC

Statement of Financial Condition

December 31, 2020

Contents



Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Directors
of Marriott Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marriott Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marriott Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marriott Securities, LLC's management. Our responsibility is to express an opinion on Marriott Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marriott Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree + Cook, LLP

We have served as Marriott Securities, LLC's auditor since 2010.

Richmond, Virginia
February 25, 2021

Marriott Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	225,253
Other assets		15,707
Total assets	$	240,960
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	22,266
Payable to related party		28,560
Non-refundable retainer on deposit		685
Total liabilities		51,511
Member's equity		189,449
Total liabilities and member's equity	$	240,960

See Notes to Financial Statements.

Marriott Securities, LLC

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Marriott Securities, LLC (the Company) was formed under the laws of the Commonwealth of Virginia as a single member limited liability company owned by Marriott Management, LLC (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company brokers private placements of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of Marriott Securities, LLC. According to the terms of the Operating Agreement, after the initial contributions are made, the member has no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the member of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company's financial statement is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes.

Use of estimates: The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2—Notes Receivable from Clients

Receivable from clients consist of amounts earned from providing consulting services. As of December 31, 2019, there is $2,388 in receivables from clients due to the company. This amount is included in other assets on the statement of financial position as of December 31, 2020.

The Company determines an allowance for doubtful accounts by regularly evaluating individual client notes receivables, underlying agreements, client financial condition and current economic conditions. No allowance for doubtful accounts is included on the statement of financial position as of December 31, 2020.

Marriott Securities, LLC

Notes to Statement of Financial Condition

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and required net capital of $169,524 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2020 was .30 to 1.

Note 4—Related Party Transactions

The Company participates in a Management Services Agreement with Marriott & Co., LLC, a limited liability company wholly owned by Marriott Management, LLC. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The expenses incurred by Marriott & Co., LLC were allocated at cost, in proportion to the Company's utilization.

Note 5—Exemption from Rule 15c3-3

The Company is exempt from the provisions of SEA Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customer cash or securities and therefore, has no obligations under SEA Rule 15c3-3 under the Securities and Exchange Act of 1934.

Note 6—Subsequent Events

Subsequent to December 31, 2020, the Company submitted a membership agreement change with FINRA requesting that the Company be identified as a non-covered firm exempt from the provisions of SEA Rule 15c3-3 by relying on footnote 74 of SEC Release 34-70073. This request was approved on February 22, 2021.

The ongoing Coronavirus pandemic has not only affected the local economy, but the global economy as well. Federal, state, and local governments could announce new or extend existing restrictions that could adversely impact the Company's ability to conduct normal business operations. The ultimate impact to the operations of the Company is not determinable at this time.

Subsequent events were evaluated through the date the financial statements were issued which was February 25, 2021.